

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Mr. Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2011**
> **Filed April 29, 2011**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your letter dated September 12, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 18, 2011.

Form 10-K for the fiscal year ended February 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. In response to prior comment 1 you indicate that some variability in revenue growth rates among your geographic segments, particularly in FY2007 and FY 2008, are viewed as temporary. Even when you consider period to period fluctuations in revenue growth rates and/or gross profit margins to be temporary for evaluating your segment presentation, please confirm that in periods with such variability you will include a corresponding discussion and analysis separately addressing your results of operations for your

geographic business units. Refer to Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release 33-6835.

2.   In your response to comment 1 of our letter dated June 23, 2011, you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating your financial or business performance since the net income/loss margins of the geographic business units were driven primarily by inter-company, transfer-pricing transactions that are eliminated upon consolidation. Please describe for us more fully the inter-company, transfer-pricing transactions and describe any significant differences in the types or rates of transfer-pricing or other allocations among the geographic regions. Tell us how you considered discussing management's consideration of the profitability and uncertainties/benefits of certain geographic region operations, such as your Asia Pacific geographic region that reported a net loss in FY 2011 and FY 2009. Clarify whether the net losses for the Asia Pacific segment could suggest that the resources needed to support the operations are not sufficiently covered by the revenues generated. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.F.1 of SEC Release 33-6835.

Consolidated Financial Statements

Note 20 – Segment Reporting, page 99

3.   In your response to prior comment 2 you indicate that while your chief operating decision maker ("CODM") incidentally receives information on the company's Latin America operations, the CODM does not use such information to evaluate performance and allocate resources. Based on the information provided August 8, 2011 as Exhibit C ("Exhibit C"), similar to the other geographic regions it appears that for the Latin America operations targets are established and actual results are evaluated for numerous financial and performance metrics related to bookings, revenues, and expenses/bookings ratio. In your response to comment 3 of our letter dated July 19, 2011 you indicate that the principal financial measures the CODM uses to evaluate operating segment performance and allocate resources are revenue and bookings, billings, and headcount. It appears that the principal financial measures reviewed by your CODM to evaluate performance and allocate resources for the other geographic regions is also forecasted, tracked, and evaluated for the Latin America operations. Please explain to us more fully your internal reporting structure for the Americas operating segment, including the duties and responsibilities of managers overseeing the Latin America operations. Identify the managers who develop the forecasts for Latin America and North America operations. As the information in Exhibit C does not present targets and actual results for the Americas as a single operating segment, clarify how the information in Exhibit C is used in evaluating performance for the Americas operating segment and allocating resources to and within the operating segment.

4.   In your response to prior comment 2 you indicate that the discrete financial information for the company's Latin America operations is not complete because a significant portion of the expenses incurred in conducting your business in the region is borne by the North American operations and is not separately tracked. In your response to comment 1 of our letter dated June 23, 2011 you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating your financial or business performance since the net income/loss margins of the geographic business units were driven primarily by inter-company, transfer-pricing transactions. Please clarify how the use of supporting functions such as human resources and finance is captured within the principal financial measures that you have indicated that the CODM considers in evaluating performance and allocating resources. Please explain to us the differences in how the principal financial measures in Exhibit C are determined for the Latin America operations compared to the other geographic regions as this is not readily apparent. In addition, clarify how headcount as presented in Exhibit C is defined.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief